Exhibit 20

FARREL NEWS

FARREL CORPORATION	FOR IMMEDIATE RELEASE
25 Main Street	CONTACT: Walter C. Lazarcheck
Ansonia, CT 06401	Vice President and
(203) 736-5500	Chief Financial Officer
(Nasdaq: "FARL")	TELEPHONE: (203) 736-5500

FARREL CORPORATION

ANSONIA, CONNECTICUT, January 17, 2001, Farrel Corporation (FARL) announced that it has received notification from NASDAQ that the Company’s common stock has failed to maintain a minimum bid price of $1.00 over the past thirty (30) consecutive trading days as required by NASDAQ rules. Therefore, in accordance with the NASDAQ rules, the Company is provided until April 11, 2001, to regain compliance with this rule. If, prior to April 11, 2001, the bid price of the Company’s common stock is at least $1.00 for a minimum of ten (10) consecutive trading days, NASDAQ’s staff will determine if the Company complies with NASDAQ’s Marketplace Rule 4310 (c)(8)(b). If the Company is unable to demonstrate compliance with such rule on or before April 11, 2001, NASDAQ will notify the Company that its common stock will be de-listed. The Company’s management is considering measures to avoid de-listing.

Farrel Corporation is a leading designer and manufacturer of machinery used to process rubber and plastic materials. The Company’s products include BANBURY® and INTERMIX® mixers, continuous mixers, single and twin screw extruders, plastic compounders, pelletizers, gear pumps, calenders and mills. Farrel also provides repair, refurbishment and machinery upgrade services.

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